EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	000000000000	000000000000
(in millions)	Three Months Ended March 31,
	2011	2010
Fixed Charges:
Interest expense	$127	$153
Capitalized interest	2	—
Portion of rental expense which represents interest factor	57	43

Total Fixed Charges	$186	$196

Earnings Available for Fixed Charges:
Pre-tax income	$350	$(10)
Distributed equity income of affiliated companies	1	1
Add: Fixed charges	186	196
Less: Capitalized interest	(2)	—
Less: Net income-noncontrolling interests	(8)	(8)

Total Earnings Available for Fixed Charges	$527	$179

Ratio of Earnings to Fixed Charges	2.83	*

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend:
Fixed Charges:
Interest expense	$127	$153
Capitalized interest	2	—
Portion of rental expense which represents interest factor	57	43

Total Fixed Charges before preferred stock dividends pre-tax income requirements	186	196
Preferred stock dividends pre-tax income requirements	10	6

Total Combined Fixed Charges and Preferred Stock Dividends	$196	$202

Earnings Available for Fixed Charges:
Pre-tax income	$350	$(10)
Distributed equity income of affiliated companies	1	1
Add: Fixed charges before preferred stock dividends	186	196
Less: Capitalized interest	(2)	—
Less: Net income-noncontrolling interests	(8)	(8)

Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$527	$179

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.69	*

* Earnings for the three months ended March 31, 2010 were inadequate to cover Fixed Charges by $17 and Combined Fixed Charges and Preferred Stock Dividends by $23.

45	Xerox 2011 Form 10-Q